                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K


/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
     For the fiscal year ended December 31, 2000.

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transition period from ______ to ______
     Commission file number ____________

   Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  GREAT LAKES
                                  SAVINGS PLAN
                           ONE GREAT LAKES BOULEVARD
                                 P.O. BOX 2200
                            WEST LAFAYETTE, IN 47906

   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        Great Lakes Chemical Corporation
                          500 East 96th St., Suite 500
                             Indianapolis, IN 46240



                     ANNUAL REPORT ON FORM 11-K -- ITEM (a)
                          LIST OF FINANCIAL STATEMENTS
                                   EXHIBIT 23
                          GREAT LAKES SAVINGS PLAN
                               December 31, 2000
                            WEST LAFAYETTE, INDIANA


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                      ANNUAL REPORT ON FORM 11-K--ITEM (A)
                    LIST OF FINANCIAL STATEMENTS--EXHIBIT 23


                            GREAT LAKES SAVINGS PLAN
                            WEST LAFAYETTE, INDIANA


December 31, 2000

Form 11-K--Item (a)


GREAT LAKES SAVINGS PLAN

FINANCIAL STATEMENTS


The following financial statements and schedules of the Plan are submitted herewith:

     Statements of Net Assets Available for Benefits - December 31, 2000
       and 1999
     Statements of Changes in Net Assets Available for Benefits - Years Ended
       December 31, 2000 and 1999
     Notes to Financial Statements
     ERISA Schedules

Schedules--Schedules I, II and III for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission have been omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

                         Report of Independent Auditors


Plan Administrator
Great Lakes Savings Plan

We have audited the accompanying statements of net assets available for benefits of Great Lakes Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 2000 and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                            /s/ Ernst & Young LLP


April 6, 2001

                            Great Lakes Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                 DECEMBER 31
                                                       2000                    1999
                                                     -----------------------------------
ASSETS
Investments, at fair value                           $ 103,576,498         $ 106,538,474

Receivables:
     Participant contributions                             743,147               778,572
     Employer contributions                                250,149               291,949
                                                     -----------------------------------
Net assets available for benefits                    $ 104,569,794         $ 107,608,995
                                                     ===================================

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                            Great Lakes Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                            YEAR ENDED DECEMBER 31
                                                                           2000                1999
                                                                       -------------------------------
Additions to net assets attributed to:
     Participant contributions                                          $ 8,766,639        $ 8,311,701
     Employer contributions                                               3,356,713          4,152,687
     Rollover contributions                                                 848,232          1,833,283
     Investment income:
         Dividends                                                        5,172,614          4,743,405
         Interest                                                         1,694,584          1,719,484
         Net appreciation (depreciation) in fair value                   (3,731,717)         4,349,313
             of investments
     Transfer from other plans                                                5,266
                                                                       -------------------------------
Total additions                                                          16,112,331         25,109,873

Deductions from net assets attributed to:
     Benefits paid to participants                                       10,864,710         10,228,839
     Other transfers out                                                  8,244,213         18,333,796
     Administrative fees                                                     42,609             59,563
                                                                       -------------------------------
Total deductions                                                         19,151,532         28,622,198

Net decrease                                                             (3,039,201)        (3,512,325)
Net assets available for benefits
     at beginning of year                                               107,608,995        111,121,320
                                                                       -------------------------------
Net assets available for benefits
     at end of year                                                    $104,569,794      $ 107,608,995
                                                                       ===============================

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                            Great Lakes Savings Plan

                          Notes to Financial Statements

                                December 31, 2000


1.   DESCRIPTION OF THE PLAN

     The following description of Great Lakes Savings Plan (the Plan) provides only general information. More detailed information concerning the Plan may be found by consulting the Summary Plan Description which is available from the plan administrator.

     The Plan is a defined contribution plan. Eligible employees of Great Lakes Chemical Corporation (the Company) may participate in the Plan the first of the quarter following their date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS

     Voluntary employee contributions to the Plan are made through periodic payroll deductions at the rate of 1% to 20% of the participants' eligible earnings (prior to January 1, 1999, participants could contribute up to 15%). The Company contributes an amount equal to 50% of the participants' basic contribution, up to the first 6% of the participants' eligible earnings. Beginning in 1999, the Company match was made in Great Lakes Common Stock.

     INVESTMENT OPTIONS

     Participants may designate that their contributions be made to any of twelve funds.

     PAYMENT OF BENEFITS

     Participants who have attained the age of 59 1/2 may at any time make withdrawals from the participant account. Such withdrawals must not exceed the balance of the participant account.

     A participant in the Plan may request a partial withdrawal of the amounts held in the participant account (which reflects all vested contributions to the Plan) at any time and will be paid the current value of the account as a result of a financial hardship. However, the withdrawal must be necessary to meet an immediate and heavy financial need of the participant and must not exceed the value of the participant account or the amount required to meet the need created by the financial hardship.

                            Great Lakes Savings Plan

1.   DESCRIPTION OF THE PLAN (CONTINUED)

     PARTICIPANT NOTES RECEIVABLE

     A participant may borrow against the vested balance in his account at a minimum of $1,000 and a maximum up to 50% of the account balance, not to exceed $50,000. A participant is allowed one loan at a time with the interest rate being one percent above the prime lending rate on the first day of the month in which the loan was made. Loans are repaid through payroll deductions over no more than 4 years (15 years if the loan was made for the purchase of a primary residence). The employers' matching contributions are not available for participant loans.

     VESTING

     A participant who terminates employment is able to receive the full value of his participant account. Participants with 6 or more years of service are 100% vested in the Company's matching contributions. Participants with less than two years, at least two, three, four or five years of service are zero, 20%, 40%, 60% or 80% vested, respectively. Upon complete withdrawal by a participant, the nonvested portion of the employer's contribution will be forfeited and applied to reduce the employer's future contributions or administrative expenses. Amounts forfeited during 2000 were $163,183.

2.   SUMMARY OF ACCOUNTING POLICIES

     INVESTMENTS VALUATION AND INCOME RECOGNITION

     Common stock and shares in registered investment companies and common/collective trust funds are carried at aggregate current value with the difference between cost and current value reflected in the statements of changes in net assets available for benefits as unrealized appreciation or depreciation of investments. Market value of common stock is based upon the last sales price as reported by the New York Stock Exchange on the last business day of the year. The shares in registered investment companies and common/collective trust funds are valued on the quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant notes are valued at cost which approximates fair value.

     Dividends are recorded as income on the dividend receipt date. Purchases and sales are recorded on a trade-date basis. Realized gains or losses on investment securities sold are determined using the average historical cost method.

     USE OF ESTIMATES

     Preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


3.   INVESTMENTS

     The following summarized amounts and related information, including investment income were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by Vanguard Fiduciary Trust Company, the Trustee.

     During 2000 and 1999, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows.


                                                         NET APPRECIATION (DEPRECIATION)
                                                           IN FAIR VALUE DURING YEAR
                                                              2000              1999
                                                         -------------------------------
     Common stock                                        $     (19,126)    $   (627,828)
     Shares of registered investment companies              (3,712,591)       4,977,141
                                                         --------------------------------
                                                         $  (3,731,717)    $  4,349,313
                                                         ================================

     Individual investments that represent 5 percent or more of the Plan's net assets are presented in the following table.


                                                                        2000              1999
                                                              --------------------------------------
       Common stock:
            Great Lakes Chemical Corporation *                  $     17,879,320        $ 16,460,381
       Shares of registered investment companies:
           Vanguard/Windsor Fund                                      21,636,156          22,639,919
           Vanguard Index 500 Portfolio Fund                          22,954,360          28,095,362
           Vanguard Explorer Fund                                      7,857,694           5,547,458
           VMMR Prime Portfolio Fund                                   5,726,711           6,642,832
       Common/collective trust fund:
           Vanguard Retirement Savings Trust                          16,852,659          17,655,035

       *   Nonparticipant-directed

4.   NONPARTICIPANT -DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                                              DECEMBER 31
                                                                        2000              1999
                                                              -----------------------------------------
       Net assets:
            Great Lakes Chemical Corporation
                  Common Stock                                $      17,879,320      $     16,460,381
                                                              =========================================


                                                                           YEAR ENDED
                                                                       DECEMBER 31, 2000
                                                                   ---------------------------
         Changes in net assets:
             Contributions                                         $          4,319,215
             Interest and dividends                                             158,832
             Net realized and unrealized depreciation
                  in fair value                                                 (64,286)
             Transfers to participant directed funds                         (1,345,836)
             Transfer to other plans                                           (746,228)
             Distributions to participants                                     (902,758)
                                                                   ---------------------------
                                                                   $          1,418,939
                                                                   ===========================

A portion of the Great Lakes Chemical Corporation Common Stock Fund is participant directed as participants may elect to invest their employee contributions in the Company's Common Stock.

5.   PLAN TERMINATION

     Although it has not expressed the intent to do so, the Company has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and the Company's contributions (vested and nonvested portions), and the net assets are to be set aside for the payment of withdrawals to the participants.

6.   RELATED PARTY TRANSACTIONS

     During 2000 and 1999, the Plan received $158,832 and $135,274, respectively, in common stock dividends from the Company. A majority of the fees paid for legal, accounting and other services rendered by parties-in-interest were paid by the Company.

7.   INCOME TAX STATUS

     The Plan has received a determination letter from the Internal Revenue Service dated September 12, 1995 stating that the Plan is qualified under
     Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                                     ERISA
                                   SCHEDULES

                            Great Lakes Savings Plan

      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                 at End of Year

                                December 31, 2000

                                                                EIN:  95-1765035
                                                                   Plan # :  004


                      (b)                                  (c)                    (d)                (e)
                                                      DESCRIPTION OF
                                                  INVESTMENT, INCLUDING
                                                  MATURITY DATE, RATE OF
               IDENTITY OF ISSUE,               INTEREST, PAR OR MATURITY
                BORROWER, LESSOR                          VALUE                                    CURRENT
                OR SIMILAR PARTY                                                 COST               VALUE
------------------------------------------------------------------------------------------------------------
Common Stock:
   * Great Lakes Chemical Corporation              116,751  shares        $    17,972,299    $    17,879,320
   * Octel                                         108,801  shares              1,071,741            517,890

Registered investment companies:
   * VMMR Prime Portfolio Fund                   5,726,710  units               5,726,711          5,726,711
   * Vanguard/Windsor Fund                       1,415,052  units              21,741,256         21,636,156
   * Vanguard Explorer Fund                        130,765  units               7,918,338          7,857,694
   *Vanguard Index 500  Fund                       188,366  units              17,791,656         22,954,360
   *Vanguard/Wellesley Income Fund                 166,037  units               3,424,359          3,377,196
   *Vanguard Bond Index Fund                       137,309  units               1,345,066          1,367,595
   *Vanguard Int'l Growth Fund                      83,397  units               1,722,425          1,573,708
   *Vanguard U.S. Growth                            33,619  units               1,393,524            929,578
   *Vanguard Small-Cap Fund                          5,620  units                 129,352            109,245
   *Vanguard Extend Mkt Index Fund                  12,370  units                 428,087            329,287

Common collective trust fund:
   * Vanguard Retirement Savings Trust          16,852,659  units              16,852,659         16,852,659

Participant notes                               Interest rates ranging
                                                from 5.9% to 10.5%              2,465,099          2,465,099
                                                                          ----------------------------------
                                                                          $    99,982,572     $  103,576,498
                                                                          ==================================

* Indicates party-in-interest to the Plan.

                            Great Lakes Savings Plan

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 2000



                                                                                                                EIN:  95-1765035
                                                                                                                    Plan #:  004

       (a)                          (b)                     (c)              (d)          (g)              (h)            (i)
                                                                                                         CURRENT
                                                                                                         VALUE OF
                                                                                                         ASSET ON
                                                                                                        TRANSACTION     NET GAIN
IDENTITY OF PARTY INVOLVED    DESCRIPTION OF ASSET    PURCHASE PRICE   SELLING PRICE   COST OF ASSET       DATE          (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (III) - A SERIES
OF TRANSACTIONS IN EXCESS
OF 5% OF PLAN ASSETS:

Great Lakes Chemical
Corporation                   Common stock shares
     Common Stock Fund             Purchases          $ 6,011,887      $        -      $ 6,011,887       $ 6,011,887   $        -
                                   Sales                        -       4,530,597        5,311,134         4,530,597     (780,537)

Category:
   (i)   Single transactions in excess of 5% of plan assets
   (ii)  Series of transactions other than securities transactions
   (iii) Series of securities transactions in excess of 5% of plan assets
   (iv) Transactions with or in conjunction with a person if any single transaction with that person was in excess of 5%

Notes: There were no category (i), (ii) or (iv) reportable transactions during 2000. Information concerning "Lease Rental" and Expenses Incurred with Transactions have not been presented as they are not applicable.

                        GREAT LAKES SAVINGS PLAN

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of this employee benefit plan have duly caused this annual report to be signed on is behalf by the undersigned hereunto duly authorized.

Date: June 29, 2001                       Great Lakes Savings Plan
                                          ------------------------
                                          (Name of Plan)


                                          /s/ Jonathan D. Sarn
                                          ------------------------
                                          Jonathan D. Sarn
                                          Director, HR Services



12